VIA EDGAR

June 6, 2022

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Susan Block

Re:	Farmers National Banc Corp.

Registration Statement on Form S-4

Filed May 13, 2022, as amended on June 6, 2022

File No. 333-264945

Request for Acceleration of Effective Date

Dear Ms. Block:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Farmers National Banc Corp. (the “Registrant”) hereby requests that the effective date of the Registrant’s above-referenced Registration Statement on Form S-4, as amended (the “Registration Statement”), be accelerated so that the Registration Statement will be declared effective at 4:30 p.m. Eastern Time on June 8, 2022, or as soon as practicable thereafter.

Please contact J. Bret Treier of Vorys, Sater, Seymour and Pease LLP at (330) 208-1015 or jbtreier@vorys.com with any questions you may have concerning this request. In addition, please notify Mr. Treier when this request for acceleration has been granted.

Sincerely,

FARMERS NATIONAL BANC CORP.

/s/ Kevin J. Helmick
Kevin J. Helmick, President and Chief Executive Officer

cc: J. Bret Treier, Esq., Vorys, Sater, Seymour and Pease LLP